FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

Fosters Brewing Group

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

02049152

With Compliments

PROCESSED SUPPL
AUG 3 0 2002
THOMSON
FINANCIAL

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On-market**
2	Date Appendix 3C was given to ASX	**9 November 2001**

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 2 2002
WASH. D.C.
180

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**4,500,000**	**1,500,000**
4	Total consideration paid or payable for the shares	**$20,467,650**	**$6,886,950**

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: **$4.58** date: **25/7/02** lowest price paid: **$4.50** date: **24/7/02**	highest price paid: **$4.60** lowest price paid: **$4.58** highest price allowed under rule 7.33: **$4.75**

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 2 2002
WASH, D.C. 180

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**Overall 44,000,000 – however, under the current tranche announced on 23 July 2002: 3,000,000**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: . 29 July 2002
(Director/Company secretary)

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 29/07/2002

TIME: 08:47:05

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice